K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

December 9, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Re:	Neuberger Berman Equity Funds
(series and classes of the Trust listed on Schedule A)

File Nos.  002-11357; 811-00582
Post-Effective Amendment No. 177

Ladies and Gentlemen:
We have acted as counsel to Neuberger Berman Equity Funds (the "Trust") in connection with the preparation of Post-Effective Amendment No. 177 to the Trust's Registration Statement on Form N-1A (the "Amendment"), and we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.
Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP

SCHEDULE A

SERIES	CLASSES
Neuberger Berman Emerging Markets Equity Fund	Institutional Class and Class A, Class C, Class R3 and Class R6
Neuberger Berman Equity Income Fund	Institutional Class and Class A, Class C and Class R3
Neuberger Berman Intrinsic Value Fund	Institutional Class and Class A, Class C and Class R6
Neuberger Berman Focus Fund	Investor, Trust, Advisor and Institutional Classes, and Class A and Class C
Neuberger Berman Genesis Fund	Investor, Trust, Advisor and Institutional Classes, and Class R3 and Class R6
Neuberger Berman All Cap Core Fund
Neuberger Berman Global Equity Fund
Neuberger Berman Global Thematic Opportunities Fund
Neuberger Berman Greater China Equity Fund
Neuberger Berman Multi-Cap Opportunities Fund
Neuberger Berman Value Fund
Institutional Class and Class A and Class C
Neuberger Berman Guardian Fund Neuberger Berman Small Cap Growth Fund	Investor, Trust, Advisor and Institutional Classes, and Class A, Class C and Class R3
Neuberger Berman International Equity Fund Neuberger Berman Socially Responsive Fund	Investor, Trust, and Institutional Classes, and Class A, Class C, Class R3 and Class R6
Neuberger Berman International Select Fund	Trust and Institutional Classes, and Class A, Class C and Class R3
Neuberger Berman Large Cap Disciplined Growth Fund	Investor and Institutional Classes, and Class A, Class C and Class R3
Neuberger Berman Large Cap Value Fund Neuberger Berman Mid Cap Growth Fund	Investor, Trust, Advisor and Institutional Classes, and Class A, Class C, Class R3 and Class R6
Neuberger Berman Mid Cap Intrinsic Value Fund	Investor, Trust and Institutional Classes, and Class A, Class C and Class R3
Neuberger Berman Real Estate Fund	Trust and Institutional Classes, and Class A, Class C, Class R3 and Class R6